March 6, 2019

Julie McPherson
Group General Counsel and Company Secretary
Amcor plc
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor plc
           Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted February 21, 2019
           CIK No. 0001748790

Dear Ms. McPherson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-4

Risks Relating to Being a Jersey, Channel Islands Company Listing Ordinary
Shares
U.S. shareholders may not be able to...parties named in this proxy statement/prospectus., page 64

1. Please revise to clarify whether this provision will apply to claims arising under the federal securities laws.
Business Overview of New Amcor
Business Strategy, page 197

2. We note you present Amcor and Bemis' combined cash flow after capital expenditures and before dividends, when adjusted to include $180 million of pre-tax annual net cost
 Julie McPherson
Amcor plc
March 6, 2019
Page 2
      synergies expected to be ultimately realized in connection with the transaction (but excluding estimated integration or other transaction costs). Please tell us how the presentation of this measure complies with the disclosure requirements of
Item 10(e) of
      Regulation S-K and Question 100.01 of the Division of Corporation
Finance's
      Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Ensure
      you specifically address the appropriateness of including estimated cost synergies without the estimated integration costs or additional capital expenditures that would appear necessary to achieve such synergies.
General

3. We note that Part III of Bemis Company's annual report on Form 10-K for the fiscal year ended December 31, 2018 incorporates by reference portions of its proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until Bemis Company has amended the Form 10-K to include
      Part III information or filed the definitive proxy statement. Please refer to Compliance and
      Disclosure Interpretations, Securities Act Forms Question 123.01.
        You may contact Tracey Mckoy (Staff Accountant) at 202-551-3772 or Jeanne Baker
(Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at 202-551-
3345 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                            Sincerely,

FirstName LastNameJulie McPherson                           Division of
Corporation Finance
                                                            Office of
Manufacturing and
Comapany NameAmcor plc
                                                            Construction
March 6, 2019 Page 2
cc:       Jonathan Davis
FirstName LastName